UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9c

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TECHTEAM GLOBAL, INC.
(Name of Subject Company)

TECHTEAM GLOBAL, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

 Michael A. Sosin, Esq.
Corporate Vice President, General Counsel & Secretary
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
(248) 357 2866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
(617) 951 7072

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following document relating to a planned tender offer by Platinum Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Stefanini”), to purchase all outstanding shares of common stock, par value $0.01 per share, of TechTeam Global, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, the Purchaser and the Company (the “Merger Agreement”):

1.	Email letter from Gary J. Cotshott, President and Chief Executive Officer of the Company, to employees of the Company dated November 2, 2010.

The following email letter from Gary J. Cotshott, President and Chief Executive Officer of the Company was sent to employees of the Company on November 2, 2010.

November 2, 2010
Subject:  Direct from Gary – TechTeam Global to Merge With Stefanini IT Solutions

TO:	TechTeam Global Employees

FROM:	Gary Cotshott

RE:	Direct from Gary – TechTeam Global to Merge With Stefanini IT Solutions

I am sending you this note to inform you of a very exciting development at our company.

Today, with the full support of our Boards of Directors and management teams, TechTeam Global and Stefanini IT Solutions announced an agreement in which TechTeam Global intends to merge with Stefanini IT Solutions to form a single global company. The new combined company will have revenues of $515 million with 11,000 employees around the world, operating with a direct presence in 27 countries (up from 16 today) serving 400 customers.

The merged company will have significant strengths and potential for growth through deep customer relationships, talented people, strong service delivery capabilities, an expanded portfolio of services and increased financial stability, scale and ability to invest and innovate. We expect the merger to be completed by the end of this year.

Stefanini is a privately held company headquartered in São Paulo, Brazil with over 20 years of experience delivering IT solutions in 16 countries with more than 9,000 employees across South America, North America, Europe and Asia. Earlier this year, Stefanini and TechTeam formed what has become a very successful partnership enabling TechTeam to leverage Stefanini’s capabilities to provide Latin American-based support for TechTeam customers.

As the two companies worked together, it became clear that our geographic footprints and service portfolios complemented each other very well.  In addition, we shared similar cultures that enable us to work well together to deliver valuable solutions for our customers. This combination will make it possible for us to provide an increased breadth and depth of services to our customers and offer more opportunities to you, our employees, around the world.

It is our mutual intention that we complete the merger with as little distraction and disruption as possible for our employees and most importantly for our customers.

We, with Stefanini, are fully committed to ensuring stability, continuity and consistency as we merge our two companies to achieve increased long-term value for our customers.  There is a full commitment from both parties of an intention to maximize the long-term potential of our business.  Aligned with this:

•	There are no planned changes to our various teams due to the merger;
•	No changes are planned to our compensation and benefits due to the merger;
•	The organization structure will stay simple, clear and flat;
•	Our extended management team will largely remain as it is today;
•	No changes are planned to initiatives already underway;
•	Our alliances and partnerships remain in place and will expand in the merged company;
•	We will continue to focus on execution to meet or exceed our commitments, and;
•	We will maintain our core values of flexibility, agility and responsiveness.

The employees of both companies have many reasons to very feel good about our future. Separately we have strong capabilities.  Together we are even stronger. Being a great service provider to our clients means delivering on what matters to them and makes them successful. This is as important as ever. It’s vital for us focus on our customers and make this transition a non-event for them.

You may have concerns about the implications of today’s announcement on your employment. We are excited about the future growth opportunities of the combined company and the opportunity for our employees to remain active and dedicated members of our team.

We are certain that there will be many questions about plans for the merged company. The leadership of both companies will be visible and will continue to communicate at various times throughout the merger process.  We want to give you as much information as possible, but please understand that there are some details that are yet to be worked out.  So, we may not have the answers to all of your questions immediately.  Over the next weeks, we will frequently issue communications and answer your questions through FAQs as more information becomes available.  For more information, please also see our press release.

What should we all focus on--
•
First, our customers. We must continue to serve them well, exceed their expectations and give them confidence in the merged company by delivering on what matters to them now and making them successful.

•	Next, our team and colleagues in our locations around the world. We all want to collectively feel the energy, opportunity and great growth potential that is a part of our future.
•
Finally, our 2010 goals and business priorities. We expect to operate with a continued, strong sense of urgency on a ‘business as usual’ basis, eliminating any distractions and minimizing all disruptions.

This is a very exciting time for TechTeam and Stefanini. We expect many great opportunities to result from this transaction.  Please continue to remain focused on delivering the value to our customers that you always have every day!

Contact your manager or Human Resources with any questions that you may have.

Thank you for your support, hard work and dedication to the customers we serve.

Best,

Gary

The tender offer to purchase shares of TechTeam Global common stock referenced in this correspondence has not yet commenced, and this correspondence is neither an offer to purchase, nor a solicitation of an offer to sell, any securities.  The tender offer to purchase shares of TechTeam Global common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the "Tender Offer Statement"), which Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini International Holdings Ltd, will file with the SEC and mail to TechTeam Global stockholders.  At the time the tender offer is commenced, TechTeam Global will file a Solicitation / Recommendation Statement with respect to the tender offer (the "Recommendation Statement").  Security holders of TechTeam Global are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer.  Investors and security holders of TechTeam Global also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Platinum Merger Sub, Inc. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Stefanini International Holdings Ltd (when these documents become available) on the SEC's website at http://www.sec.gov.  In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from TechTeam Global's website at: http://www.techteam.com/investors/sec-filings; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from TechTeam Global by written request to:  TechTeam Global, Inc., Attn:  Investor Relations, 27335 West 11 Mile Road, Southfield, Michigan 48033.

Forward-looking Statements:

The document included in this Schedule 14D-9 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in the document contained in this Schedule 14D-9 include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in the document included in this Schedule 14D-9 relate to future results and events are based on TechTeam Global, Inc.’s current expectations, estimates and projections about our industry, as well as our management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of TechTeam Global, Inc.’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of TechTeam Global, Inc.’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by TechTeam Global, Inc., including the Solicitation/Recommendation Statement to be filed by TechTeam Global, Inc. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.